K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 24, 2014

Stephanie D. Hui
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cambria ETF Trust
File Nos. 333-180879 and 811-22704

Dear Ms. Hui:

On August 27, 2014, Cambria ETF Trust (the “Trust” or “Registrant”) filed post-effective amendment no. 13 to its registration statement on Form N-1A (the “Post-Effective Amendment”) with the U.S. Securities and Exchange Commission (the “SEC”) to register with the SEC a new series of the Registrant, the Cambria Global Asset Allocation ETF (the “Fund”) (accession number 0001398344-14-004489).

You provided oral comments to the Post-Effective Amendment on October 16, 2014.  Following below is a summary of the comments and the Registrant’s responses to them.  Defined terms used below have the same meanings as in the Post-Effective Amendment.

Prospectus

Fund Summary

1. In the “Annual Fund Operating Expenses” table, please remove the line item titled “Total Other Expenses.”  Such expenses should be reflected in the line item titled “Other Expenses.”

RESPONSE:  The Registrant has revised the disclosure consistent with the Staff’s comment.

2. If the Fund’s annual portfolio turnover rate is expected to be greater than 100%, please add portfolio turnover risk to the “Principal Risks” section.

RESPONSE:  The Registrant does not expect the Fund’s portfolio turnover rate to be greater than 100%.

3. It is the SEC staff’s position that, under normal market conditions, a fund that includes “global” in its name must invest at least 40% of its net assets in non-U.S. securities and instruments.  Please revise the Fund’s “Principal Investment Strategies” section to clarify that the Fund will invest at least 40% of its net assets (plus borrowings for investment purposes) in non-U.S. securities and instruments.

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RESPONSE:  The Registrant has revised the Fund’s Principal Investment Strategies to clarify that, under normal market conditions, the Fund will invest approximately 40% of its assets in non-U.S. securities or currencies.

4. In the “Principal Investment Strategies” section, please clarify the disclosure regarding which strategy the Fund will employ to track the performance of the Underlying Index.

RESPONSE:  The Registrant has revised the disclosure consistent with the Staff’s comment.

5. The “Principal Investment Strategies” section provides, in relevant part, that the Underlying Index may include fixed-income securities of any credit quality.  State that high yield bonds are commonly referred to as junk bonds.

RESPONSE:  The Registrant has revised the disclosure consistent with the Staff’s comment.

6. Confirm, supplementally, that Cambria will not exercise undue influence over the Index Provider in determining the constituent instruments of the Underlying Index.

RESPONSE:  As required by Registrant’s exemptive Order that permits it to operate exchange-traded funds (“ETFs”) based on indices provided by an affiliate of the Adviser, such as Cambria Indices, LLC, the Underlying Index will be based on a “Rules-Based Process,” as defined in the Order.1  The Fund’s portfolio holdings, which will be used to calculate NAV at the end of each trading day, will be disclosed on the Fund’s website prior to the opening of the Exchange that day.  In addition, as Registrant represented in the application for the Order,

The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

For these reasons, and because the Adviser has advised Registrant that it maintains policies and procedures, as required by Rule 206(4)-7 under the Investment Advisers Act of 1940 (“Advisers Act”), including to mitigate conflicts of interest, and to address potential insider trading concerns, as required by Section 204A of the Investment Advisers Act of 1940, Registrant does not believe that the Adviser will exercise undue influence over the Index Provider in determining the constituent instruments of the Underlying Index.

1	Investment Company Release Nos. 30768 (Oct. 28, 2013) (notice); and 30806 (Nov. 25, 2013) (order) (together, the “Order”).

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7. In the “Principal Risks” section, add additional disclosure related to the tax risks of the Fund’s investments in master limited partnerships.

RESPONSE:  The Fund no longer intends to invest in master limited partnerships (“MLPs”) as one of its principal investment strategies.  Accordingly, the disclosure related to MLPs has been deleted from the Prospectus in its entirety.

Additional Information About the Fund’s Investment Strategies and Risks

8. In the “Additional Information About the Underlying Index” section, please disclose how frequently Solactive, AG calculates the Underlying Index and the policies and procedures that prevent Cambria from attaining an unfair advantage based on its affiliation with the Index Provider.

RESPONSE:  The Registrant has revised the disclosure consistent with the Staff’s comment.

*    *    *    *    *

In connection with responding to the Staff’s comment, the Registrant acknowledges that:

Registrant is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions regarding the Post-Effective Amendment or enclosed information, please contact me directly at (202) 778-9475.

Regards,
/s/ Stacy L. Fuller
Stacy L. Fuller

cc:	Eric W. Richardson Cambria Investment Management, LP